UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 ---------------

                              HARBINGER CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    41145C103
                                 (CUSIP Number)

  William D. Savoy                                   David R. Wilson
  Vulcan Ventures Incorporated                  Foster Pepper & Shefelman
  110-110th Avenue N.E., Suite 550             1111 Third Avenue, Suite 3400
  Bellevue, WA  98004                               Seattle, WA 98101
  (206) 453-1940                                     (206) 447-8922

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          August 1 and August 29, 1997
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. r r *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)
204105.3

-----------------------------------------------------------------------------
CUSIP NO.   411 45C 103     13D                    Page   2   of   8   Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Vulcan Ventures Incorporated

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                 (b) |_|

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*



-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Washington corporation
-------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES                       -0- shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER
                                       1,770,987 shares

                           ----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                       -0- shares

                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       1,770,987 shares

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,770,987 shares
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.4%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.   411 45C 103        13D                Page   3   of   8   Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                (b) |_|

--------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States citizen
-------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES                       -0- shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER
                                       1,770,987 shares

                           ----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                       -0- shares

                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       1,770,987 shares

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,770,987 shares
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.4%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

     Title of Class of Equity Securities: Common Stock, no par value per share, of Harbinger Corporation (the "Company")

         Name and Address of Principal Executive Offices of the Issuer:

                            Harbinger Corporation
                            1055 Lenox Park Boulevard
                            Atlanta, Georgia 30319

     Item 2. Identity and Background

     (a) Name of Person Filing: Vulcan Ventures Incorporated ("Vulcan Ventures")

                  State of Organization:       Washington

     (b) Principal  Business:  Investments  in various  companies
     (c) Address of Principal Business: 110-110th Avenue N. E.
                                        Suite 550
                                        Bellevue, Washington 98004

     Address of Principal Office: 110-110th Avenue N. E.,
                                  Suite 550
                                  Bellevue, Washington 98004

     (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five Years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     The names, business address, present principal occupation and citizenship of each executive officer, director and controlling person of Vulcan Ventures is as follows:

                         Paul G. Allen (See Page 7 of 9)

     William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Mr. Savoy is Vice President and Director of Vulcan Ventures and President, Secretary, Director and Chairman of Vulcan Northwest Inc. Citizenship is U.S.

     Bert E. Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Principal occupation is Vice President, Secretary, Treasurer and Director of Vulcan Ventures. Citizenship is U.S.

     Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Ms. Patton is Director of Vulcan Ventures. Citizenship is U.S.

     To the best knowledge of Vulcan Ventures, during the last five years none of these people have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

204105.4                          Page 4 of 8

     Item 3: Source and Amount of Funds or Other Consideration

                                       N/A

                    Regarding Paul G. Allen (See Page 7 of 9)

     Item 4. Purpose of Transaction

     Vulcan Ventures sold 575,000 shares of Harbinger Corporation common stock as part of a public offering by Harbinger Corporation.

     Vulcan Ventures does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     (a) Aggregate Number of Shares of Common Stock of Harbinger Corporation Beneficially Owned:

                              1,770,987

     Percentage of Common Stock of Harbinger Corporation Owned (based on 21,100,00 shares of common stock outstanding as of August 29, 1997 and includes 56,250 shares subject to warrants exercisable within 60 days.

                               8.4%

         (b)      Sole Voting Power:                 -0-
                  Sole Dispositive Power:            -0-
                  Shared Voting Power:            1,770,987
                  Shared Dispositive Power:       1,770,987

     (c) The following transactions in common stock of the Issuer were effected by Vulcan Ventures:

                            Number of Shares of
  Trade Date                 Common Stock of                   Price
   of Sales               Harbinger Corporation              Per Share

   08/01/97                      500,000                      $29.215

   08/29/97                      75,000                       $29.215


         (d)                                               Not applicable

         (e)      Not applicable

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns 1,770,987 shares (which is the 1,770,987 shares owned by Vulcan Ventures).

     William  D.  Savoy,   Director  and  Vice  President  of  Vulcan  Ventures,
beneficially owns options for 37,875 shares of Common Stock, which options are immediately exercisable.


204105.4                       Page 5 of 8

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Neither Vulcan Ventures nor any of the executive officers, directors or controlling persons of Vulcan Ventures, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

                                      None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      VULCAN VENTURES INCORPORATED



September 10,1997                     By: /s/ Paul G. Allen
------------------                        -----------------------------------
       (Date)                             Paul G. Allen, President


204105.4                         Page 6 of 8

Item 1.                                             Security and Issuer

     Title of Class of Equity Securities: Common Stock, no par value per share, of Harbinger Corporation

     Name and Address of Principal Executive Offices of the Issuer:

                              Harbinger Corporation
                            1055 Lenox Park Boulevard
                             Atlanta, Georgia 30319

     Item 2. Identity and Background

     (a) Name of Person Filing: Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures

         (b)      Business Address:  110-110th Avenue N. E., Suite 550
                                     Bellevue, Washington 98004

     (c) Principal Occupation and the Name of Principal Business and Address of any corporation in which such employment is conducted:

                                    Chairman
                              Asymetrix Corporation
                        110 - 110th Ave. N.E., Suite 717
                               Bellevue, WA 98007

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     (f) Citizenship: U.S.

     Item 3: Source and Amount of Funds or Other Consideration

                                       N/A

     Item 4. Purpose of Transaction

     Vulcan Ventures sold 575,000 shares of Harbinger Corporation common stock as part of a public offering by Harbinger Corporation. Vulcan Ventures has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D. Similarly, Paul G. Allen does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4.

     Item 5. Interest in Securities of the Issuer

     (a) Aggregate Number of Shares of Common Stock of Harbinger Corporation Beneficially Owned:

                          1,770,987


204105.4                    Page 7 of 8

     Percentage of Common Stock of Harbinger Corporation Owned (based on 21,100,000 shares of common stock outstanding as of August 29, 1997 and includes 56,250 shares subject to warrants exercisable within 60 days:

                           8.4%

         (b)      Sole Voting Power:                   -0-
                  Sole Dispositive Power:              -0-
                  Shared Voting Power:          1,770,987 shares
                  Shared Dispositive Power:     1,770,987 shares

     (c) The following transactions in common stock of the Issuer were effected by Vulcan Ventures:

                         Number of Shares of
Trade Date                 Common Stock of                   Price
 of Sales               Harbinger Corporation              Per Share

 08/01/97                      500,000                      $29.215

 08/29/97                      75,000                       $29.215

     (d) Not applicable

     (e) Not applicable

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns 1,770,987 shares (which is the 1,770,987 shares owned by Vulcan Ventures).

     William  D.  Savoy,   Director  and  Vice  President  of  Vulcan  Ventures,
beneficially owns options for 37,875 shares of Common Stock, which options are immediately exercisable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Paul G. Allen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

                                      None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 10, 1997              /s/ Paul G. Allen
---------------------------     -----------------------------------------
(Date)                          Paul G. Allen

204105.4                       Page 8 of 8